Avantax, Inc. SC TO-I

Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO
(Form Type)

Avantax, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation (1)	Fee Rate	Amount of Filing Fee (2)
Fees to Be Paid	$250,000,000	0.0001102	$27,550.00
Fees Previously Paid	—	—	—
Total Transaction Valuation	$250,000,000	—	—
Total Fees Due for Filing	—	—	$27,550.00
Total Fees Previously Paid	—	—	—
Total Fee Offsets	—	—	—
Net Fee Due	—	—	$27,550.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase of not more than $250,000,000 in the aggregate of up to 9,259,259 shares of common stock, par value $0.0001 per share, at the minimum tender offer price of $27.00 per share.

(2)	The amount of the filing fee was calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by the fee rate, which equals $110.20 for each $1,000,000 of the value of the transaction.